Morgan Creek Global Equity Long/Short Institutional Fund
301 West Barbee Chapel Road,
Chapel Hill, NC 27517

April 20, 2016

VIA EDGAR

John Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund

Dear Mr. Ganley:

We are writing on behalf of Morgan Creek Global Equity Long/Short Institutional Fund (the “Registrant”) to respectfully request the withdrawal of the Registrant’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission on April 19, 2016, SEC Accession No. 0001398344-16-012050. The Consent of Independent Registered Public Accounting Firm incorrectly referenced the registration of 150,000 shares of its shares of beneficial interest. There are no additional shares of beneficial interest to be registered at this time. A corrected filing will be made later today.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or Bibb Strench at (202) 973-2727.

Sincerely,

/s/Mark Vannoy
Mark Vannoy
Principal Financial Officer (Treasurer)